Filed by Novacea, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-6 under
the Securities Exchange Act of 1934, as amended
Subject Company: Novacea, Inc.
Commission File No: 000-51967
Novacea/Transcept

Safe Harbor Statement
These slides contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; the goals and strategies of the combined company; the potential market opportunity of the combined company; the benefits of the transaction to stockholders and employees; partnering opportunities;
and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Novacea does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which
Novacea or Transcept expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the
Novacea stockholders to approve the proposed transaction; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; delays in or inability to obtain regulatory approval for the Transcept product candidate Intermezzo®; delays in U.S. FDA responses to the
NDA for
Intermezzo®;
delays in or inability to enter into marketing partnerships for
Intermezzo®;
and other economic, business, competitive, and/or
regulatory factors affecting the businesses of Novacea and Transcept generally, including those set forth in the filings of Novacea with the
Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and
Results of Operations” sections of its annual reports on Form 10-K and quarterly reports on Form 10-Q, its current reports on Form 8-K and other
SEC filings. Novacea and Transcept are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.
On October 3, 2008, Novacea filed a joint proxy statement/prospectus/information statement in connection with the proposed merger with Transcept
Pharmaceuticals, Inc., or the Merger, which was declared effective by the Securities and Exchange Commission on December 29, 2008.  Investors
and Novacea’s stockholders are urged to read carefully the joint proxy statement/prospectus/information statement and other relevant materials because they contain important information about the Merger.  Investors and security holders may obtain free copies of these documents and other documents filed by Novacea with the SEC through the web site maintained by the SEC at
www.sec.gov.
In addition, investors and security holders
may obtain free copies of the documents filed with the SEC by Novacea by going to the Novacea corporate website at www.novacea.com or by contacting: Investor Relations, Novacea, Inc., 400 Oyster Point Blvd., Suite 200, South San Francisco, CA 94080, Telephone: (650) 228-1800.
Investors and security holders are urged to read the joint proxy statement/prospectus/information statement and the other relevant materials before making any voting decision with respect to the Merger.
Novacea and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from stockholders of Novacea in favor of the proposed merger. A description of any interests that the officers and directors of Novacea have in the Merger is available in the joint proxy statement/prospectus/information statement.
Information regarding certain of these persons and their beneficial ownership of Novacea common stock is also set forth in the Schedule 14A filed by Novacea with the SEC. The documents are available free of charge at the SEC’s website, www.sec.gov or Novacea’s website
www.novacea.com.

History
•
November 2007 Termination of Ascent II Study
•
1
st
Quarter 2008 Review of Potential Merger
Opportunities in Oncology
•
April 2008 Decision to Review Non-Oncology
Opportunities
–
Schering-Plough Termination
•
Through Cowen & Co. Solicited Letters of Interest for
end of June 2008

History (cont.)
•
Narrowed Possible Partners from numerous Letters of Interest to
9 and then to 4
•
Completed Diligence in July 2008
–
Presentations to Novacea Board of Directors
•
Decision to Move Forward with Transcept in August 2008
•
Announced Proposed Merger with Transcept in early September
2008
•
Filed S4 in October 2008
•
Proxy/Prospectus/Information Statement Mailed January 2, 2009
•
Shareholder Meeting January 27, 2009

Why Transcept • Strong Vision • Experienced Management • Late Stage Asset • Favorable Risk/Reward Profile

Strong Vision • To Become a Leading Specialty Pharmaceutical Company Addressing Important Therapeutic Needs in Psychiatry and Sleep Medicine

Experienced Management • G. Kirk Raab, Chairman • Glenn Oclassen, CEO/President • Terrence Moore, VP Marketing/Sales • Susan Koppy, VP Corporate Development • Thomas Soloway, CFO

Late Stage Asset • NDA on File for Intermezzo® • PDUFA July 30, 2009

Favorable Risk Reward Profile • Novel Play in Significant Existing Market • Market Opportunity $600M+ • 505b-2 Filing with Known Safety Profile • Partnering Opportunity – Geographic – Worldwide